

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 6, 2023

Christopher O. Blunt
President & Chief Executive Officer
F&G Annuities & Life, Inc.
801 Grand Avenue, Suite 2600
Des Moines, Iowa 50309

>   **Re: F&G Annuities & Life, Inc.**
>   **Registration Statement on Form S-3**
>   **Filed December 1, 2023**
>   **File No. 333-275867**

Dear Christopher O. Blunt:

    This is to advise you that we have not reviewed and will not review your registration statement.

    Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

    Please contact Robert Arzonetti at 202-551-8819 with any questions.

Sincerely,

Division of Corporation Finance
Office of Finance

cc: Dwight S. Yoo